Cardtrend International Inc.
800 5th Avenue Ste. 410
Seattle, WA 98104

July 31st, 2009

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549

  RE: Cardtrend International Inc.. – File No: 0-30013

Dear Ms. Thompson:

Pursuant to your letter dated May 21, 2009 and our responses dated July 27, 2009, please find the following updates to the comment #6 which we had promised to revert.

Notes to Financial Statements, page F-10

Note 14. Convertible Promissory Note Payable, page F-23
6.
Our current auditors (ZYCPA) advised that instead of engaging them to determine whether the accounting treatments we have been using for all the convertible loan notes were in compliance with the US GAAP even though such treatments were previously reviewed and audited by our previous and current auditors, we should engage an independent consultant to do so. We have begun the process in identifying and engaging an independent consultant and will revert to you our response within the next 30 days.

Furthermore, we acknowledge that we are responsible for the adequacy and accuracy of the disclose in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Regards,

THOMAS CL WONG
Thomas CL Wong
Chief Financial Officer